Form:  12│Issuer Name:  Paramount Resources Ltd.

Stock Symbol:  POU

1.

Securities Sought – State the following:

a)

Class(es) of securities subject to the NCIB:  Class A Common Shares

b)

Total number of securities:

i)

issued and outstanding: (as of November 12, 2008):

       67,749,124

ii)

if applicable, in the total public float :  (as of ___________):  N/A

c)

Percentage of securities that may be purchased under the NCIB:

i)

% of issued and outstanding (maximum 5%):  3,387,456

ii)

% of the public float, as the case may be (maximum 10%):  N/A

d)

Maximum number of securities that may be acquired under the NCIB:  3,387,456

e)

Number of securities the issuer intends to acquire under the NCIB:  3,387,456

f)

Is the issuer an investment fund:  No.

i)

If the answer is NO, the average daily trading volume for six months prior to date hereof:  282,294 (25% of which is 70,574)

g)

Does the issuer have a class of restricted securities:  No.

If the answer is YES:

i)

describe the voting rights of all equity securities:  N/A.

ii)

if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:  N/A.

h)

Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with:  All shares purchased will be cancelled.

2.

Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence.  (i.e.  May 1, 2004 to April 30, 2005):  November 20, 2008 to November 19, 2009.

3.

Method of Acquisition – State the following:

a)

whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made:   Purchases will be effected through the facilities of the TSX only.

b)

whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:  Purchase and payment for the securities will be made by the issuer in accordance with the requirements of the TSX.

c)

whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:  The purchase price for any shares acquired will be the market price at the time of the acquisition.

Form:  12│Issuer Name:

Stock Symbol:

d)

whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:  No.

4.

Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.:  There are no restrictions on the consideration to be offered by the Corporation.

5.

Reasons for the NCIB – State the purpose or business reasons for the NCIB:   Paramount’s common shares are, from time to time, undervalued by the market, and the cost of acquiring the shares is an expense prudently incurred by Paramount to increase shareholder value.

6.

Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, no independent appraisal or valuation or material non-independent appraisal or valuation regarding the Corporation, its material assets or securities has been prepared within the last two years preceding the date hereof, other than reserves and resource reports on the Corporation's assets prepared by independent qualified reserves and resource evaluators.

7.

Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)

method of acquisition:  TSX market purchases.

b)

the number of securities purchased:  3,304,926 purchased or 4.7% of the Common Shares outstanding when the NCIB was approved.

c)

the weighted average price paid per security:  $16.61

8.

Persons Acting Jointly or In Concert with the Issuer –  Disclose the identity of any party acting jointly or in concert with the issuer:  No person or company is acting jointly or in concert with the Corporation in connection with the normal course issuer bid.

9.

Acceptance by Insiders, Affiliates and Associates –

Form:  12│Issuer Name:

Stock Symbol:

a)

name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:  To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, none of the directors or senior officers of the Corporation, nor any associates thereof, nor any person holding 10% or more of any shares of the Corporation, presently intends to sell any Shares during the course of the normal course issuer bid.  It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of outstanding options during the course of the normal course issuer bid or as a result of personal circumstances or decisions unrelated to the existence of the normal course issuer bid.

The Corporation currently does not have any contract, arrangement or understanding, formal or informal, with any holder of the Shares with respect to its proposed purchase of Shares under the normal course issuer bid.

b)

where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:  N/A.

10.

Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:  There is no direct or indirect benefit arising from the normal course issuer bid to any of the persons or companies named in Item 9 other than those available to all shareholders of the Corporation.

Form:  12│Issuer Name:

Stock Symbol:

11.

Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:  There are no material changes or plans or proposals for material changes in the affairs of the Corporation that have not previously been publicly disclosed.

12.

Participating Organization Information –

a)

Name of brokerage firm:  Peters & Co. Limited

b)

Name of registered representative:  Mitchell Malloy

3900 Bankers Hall West

888 Third Street SW

Calgary, Alberta, Canada T2P 5C5

Tel: (403) 261-4850 Fax: (403) 266-4116

13.

Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:  N/A.

14.

Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

signed “Bernard K. Lee”

BERNARD K. LEE

CHIEF FINANCIAL OFFICER

November 18, 2008

DATE